G MEDICAL INNOVATIONS HOLDINGS LTD.

5 Oppenheimer St.

Rehovot 7670105, Israel

September 30, 2020

Via EDGAR

Tim Buchmiller

Jason L. Drory

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	G Medical Innovations Holdings Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted September 9, 2020

CIK No. 0001760764

Dear Sirs:

The purpose of this letter is to respond to the comment letter of September 18, 2020 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above mentioned amendment to the Company’s draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On September 30, 2020, we publicly filed a registration statement on Form F-1 (the “Registration Statement”) incorporating changes based on the Staff’s comments and other updating changes relating to the Company. Page references in our responses are to the Form F-1.

Use of Proceeds, page 43

1. We note your revised disclosures on page 63 and 64 in response to prior comment 8. If a principal intended use of proceeds from this offering will be to develop the Wireless Vital Signs Monitoring System, please expand your disclosure in this section as appropriate.

Response: We have revised our disclosure in the “Use of Proceeds” section to clarify that we intend to use $1 of the net proceeds from this offering to complete the development of our Wireless Vital Signs Monitoring System.

Capitalization, page 45

2. Refer to our prior comment 9. We note your capitalization table as of June 30, 2020 equals your Total Liabilities and Shareholder’ Deficit as presented on page F-49 rather than your capitalization as of that date. Please revise your capitalization table to include all long-term loans, such that this table depicts your total long-term loans and shareholders’ equity (deficit) and ensure that it is mathematically accurate.

Response: We have revised our capitalization table in response to the Staff’s comment.

Property and Facilities, page 90

3. We note that you appear to have filed a summary of your rental agreement with Ad Maron in response to prior comment 18. Please tell us if there is an executed version of the agreement that should be filed as an exhibit to your registration statement.

Response: The original rental agreement with Ad Marom is in Hebrew. Exhibit 10.24 to our Form F-1 is a summary translation pursuant to Securities Act Rule 403(c).

Tim Buchmiller, Jason L. Drory

Division of Corporation Finance, Office of Healthcare & Insurance

Securities and Exchange Commission

September 30, 2020

Condensed Interim Consolidated Financial Statements

Note 9 -- Subsequent Events, page F-64

4. Please expand your disclosures to quantify the fair value of the securities issued and clarify the resulting accounting.

Response: We have expanded our disclosure to quantify fair value of the securities issued and have clarified the resulting accounting on page F-64 in response to the Staff’s comment.

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If you have any questions or require additional information, please call our attorney David Huberman at (332) 208-9012, of Sullivan & Worcester LLP.

Sincerely,

G MEDICAL INNOVATIONS HOLDINGS LTD.

By:	/s/ Dr. Yacov Geva
Chief Executive Officer

cc:	Jeanne Bennett

Jeanne Baker